EXHIBIT 21.1
SUBSIDIARIES

		Percentage
Subsidiary	Incorporated In	Owned
Medicis, The Dermatology Company®	Delaware	100%

Dermavest, Inc.	Nevada	100%

Medicis Manufacturing Corporation	Delaware	100%

GenDerm Corporation	Delaware	100%

Medicis Canada Ltd.	Canada	100%

Ucyclyd Pharma, Inc.	Maryland	100%

Medicis Pediatrics, Inc.	Delaware	100%

Medicis Aesthetics Holdings Inc.	Delaware	100%

Medicis Aesthetics Inc.	Delaware	100%

Dermavest Swedish Holdings AB	Sweden	100%

HA North American Sales AB	Sweden	100%

Medicis Aesthetics Canada Ltd.	Canada	100%

Masterpiece Acquisition Corporation	Delaware	100%